FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number:  333-109343

Paramount Resources Ltd. (Translation of registrant's name into English)

888-3rd Street S.W. Bankers Hall West, Suite 4700 Calgary, Alberta T2P 5C5 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

TABLE OF CONTENTS

The following exhibits are filed as part of the Form 6-K

99.1

Press Release dated December 13, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 13, 2010

PARAMOUNT RESOURCES LTD.

(Registrant)

By:  /s/ E. Mitchell Shier

Name:

E. Mitchell Shier

Title:

Corporate Secretary

EXHIBIT INDEX

Exhibit No.

99.1

Press Release dated December 13, 2010